# Churchill Downs Incorporated Electronic EDGAR Proof

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| **Job Number:** | **-NOT DEFINED-** |
| **Company Name:** | **-NOT DEFINED-** |
| **Form Type:** | **8-K** |
| **Reporting Period / Event Date:** | **05-08-2007** |
| **Customer Service Representative:** | **-NOT DEFINED-** |
| **Revision Number:** | **-NOT DEFINED-** |

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**FORM 8-K**

**CURRENT REPORT**
**PURSUANT TO SECTION 13 OR 15(d) OF THE**
**SECURITY EXCHANGE ACT OF 1934**

**Date of Report (Date of earliest event reported): May 8, 2007**



(Exact name of registrant as specified in its charter)

| Kentucky | 0-1469 | 61-0156015 |
|---|---|---|
| (State of incorporation) | (Commission file number) | (IRS Employer Identification No.) |

700 Central Avenue, Louisville, Kentucky 40208
(Address of principal executive offices)
(Zip Code)

(502) 636-4400
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]     Written communications pursuant to Rule 425 under the Securities Act (18 CFR 230.425)

[ ]     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. RESULTS OF OPERATION AND FINANCIAL CONDITION.**

A copy of the news release issued by Churchill Downs Incorporated (the "Company") on May 8, 2007 announcing the results of operations and financial condition for the first quarter ended March 31, 2007, is attached hereto as Exhibit 99.1 and incorporated by reference herein.

**Item 9.01. Financial Statements and Exhibits.**

(d)        Exhibit

99.1        Press Release dated May 8, 2007 issued by Churchill Downs Incorporated.

| Exhibit No. | Description |
| --- | --- |
| Exhibit 99.1 | Press Release dated May 8, 2007 issued by Churchill Downs Incorporated. |


**SIGNATURE**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto, duly authorized.


**CHURCHILL DOWNS INCORPORATED**


May 8, 2007        /s/ Michael W. Anderson
        By: Michael W. Anderson
        Title: Vice President Finance and Treasurer



FOR IMMEDIATE RELEASE

Contact: Julie Koenig Loignon
(502) 636-4502 (office)
juliek@kyderby.com

## CHURCHILL DOWNS INCORPORATED REPORTS
## 2007 FIRST-QUARTER RESULTS
### Net Revenues From Continuing Operations Increase by 32.55 Percent
### Company Narrows First-Quarter Loss From Continuing Operations by 15.11 Percent

**LOUISVILLE, Ky. (May 8, 2007) -** Churchill Downs Incorporated (NASDAQ: CHDN) ("Company") today reported results for the first quarter ended March 31, 2007.

Net revenues from continuing operations for the first quarter of 2007 were $47.84 million, an increase of 32.55 percent from net revenues from continuing operations of $36.09 million one year ago. The Company narrowed its first-quarter net loss from continuing operations by 15.11 percent, posting a net loss of $8.43 million from continuing operations, or $0.63 per diluted common share, compared to a net loss from continuing operations of $9.93 million, or $0.76 per diluted common share, during the first quarter of 2006.

Churchill Downs Incorporated historically reports a net loss during the first quarter because its four racetracks host relatively few live racing dates during that timeframe as opposed to the final nine months of the year. During the first quarter of 2007, the Company did benefit from an additional 45 days of live racing at Fair Grounds Race Course in New Orleans, which posted strong meet-end results after resuming its standard racing season in late November 2006. Fair Grounds was closed for 15 months following Hurricane Katrina in late 2005 and conducted only 12 days of live racing at a host site, Harrah's Louisiana Downs, in northern Louisiana during the first quarter of 2006.

The continued strength of the Company's Louisiana Operations, including Fair Grounds' simulcast-wagering and video poker facilities, contributed to the first quarter year-over-year growth in net revenues from continuing operations. During the quarter, the Company also benefited from lower corporate expenses; Arlington Park serving as the host site for "dark day" simulcast wagering in Illinois for an additional eight days; and from a positive adjustment in workers' compensation insurance reserves.

Churchill Downs Incorporated's President and Chief Executive Officer Robert L. Evans said that while improving the Company's year-over-year financial performance from continuing operations during the first quarter, the Churchill Downs team also moved forward with a key strategic initiative intended to position the Company for future growth.

"In early March, we announced our entry into the account-wagering business and two months later launched our new online wagering platform, TwinSpires (www.twinspires.com), in time to accept wagers on this year's Kentucky Derby and Oaks at Churchill Downs," said Evans. "We experienced exceptional demand from customers wanting to register for TwinSpires accounts during the four days between our launch date and the Kentucky Derby on May 5, with approximately 9,500 customers signing up for and funding TwinSpires accounts. We had a very ambitious plan to bring TwinSpires to the market in a very short period of time.

"We were also pleased to see the continued popularity of our signature racing events, as wagering for the 133$^{rd}$ Kentucky Derby Presented by Yum! Brands matched the record levels attained during the 2006 running, and we set new wagering records for the 133$^{rd}$ Kentucky Oaks, making Kentucky Derby weekend at Churchill Downs the biggest racing event in North America. We are pleased with these results given that rain on Kentucky Oaks Day kept thousands of general admission patrons away, and three of our races on the Derby undercard, including two of our stakes races, had unusually short fields. Additionally, one dozen wagering outlets based primarily in Oklahoma could not accept wagers on the Oaks and Derby race cards due to a horsemen's dispute. We believe that issue, along with the short Derby Day fields, contributed to the decrease in off-track wagering."

Evans continued, "We are still examining to what extent changes in the account-wagering market may have impacted handle on Kentucky Derby and Oaks Days, considering two large U.S account-wagering providers were not taking wagers on our products and our own platform, TwinSpires, debuted in the middle of Derby week. Based on the wagering data we have so far, we are pleased to see that handle did migrate to other account-wagering providers that pay higher host fee commissions to the horsemen and tracks that produce the races as a result of the agreements they negotiated with TrackNet Media Group LLC. Through these agreements, we have the potential for revenue and purse growth with or without growth in handle.

"In the weeks ahead, we look forward to beginning construction on both a temporary and permanent slot machine gaming facility at Fair Grounds, with an October 2007 target date for the opening of our temporary operation. We also anticipate adding new content, features and handicapping tools to our TwinSpires account-wagering platform that will further distinguish TwinSpires from its competitors. The incredible response to our TwinSpires launch confirmed for us the power of the Churchill Downs and Kentucky Derby brands in attracting customers to our Company and its products and services."

A conference call regarding this release is scheduled for **Wednesday, May 9, 2007, at 9 a.m. EDT.** Investors and other interested parties may listen to the teleconference by accessing the online, real-time webcast and broadcast of the call at www.churchilldownsincorporated.com or www.earnings.com, or by dialing **(800) 510-0178** and entering the pass code **48951131** at least 10 minutes before the appointed time. The online replay will be available at approximately noon EDT and continue for two weeks. A two-week telephonic replay will be available one hour after the call ends by dialing (888) 286-8010 and entering 13170987 when prompted for the access code. A copy of this news release announcing quarterly results and relevant financial and statistical information about the period will be accessible at www.churchilldownsincorporated.com.

In addition to the results provided in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"), the Company has provided a non-GAAP measurement, which presents a financial measure of Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA"). Churchill Downs uses EBITDA as a key performance measure of results of operations for purposes of evaluating performance internally. The Company believes the use of this measure enables management and investors to evaluate and compare, from period to period, Churchill Downs' operating performance in a meaningful and consistent manner. This non-GAAP measurement is not intended to replace the presentation of Churchill Downs' financial results in accordance with GAAP.

Churchill Downs Incorporated ("Churchill Downs"), headquartered in Louisville, Ky., owns and operates world-renowned horse racing venues throughout the United States. Churchill Downs' four racetracks in Florida, Illinois, Kentucky and Louisiana host many of North America's most prestigious races, including the Kentucky Derby and Kentucky Oaks, Arlington Million, Princess Rooney Handicap and Louisiana Derby. Churchill Downs racetracks have hosted seven Breeders' Cup World Championships. Churchill Downs also owns off-track betting facilities and has interests in various advance deposit wagering, television production, telecommunications and racing services companies, including a 50-percent interest in the national cable and satellite network HorseRacing TV™, that support the Company's network of simulcasting and racing operations. Churchill Downs trades on the NASDAQ Global Select Market under the symbol CHDN and can be found on the Internet at www.churchilldownsincorporated.com.

Information set forth in this news release contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 (the "Act") provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made in this news release are made pursuant to the Act. The reader is cautioned that such forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Forward-looking statements speak only as of the date the statement was made. We assume no obligation to update forward-looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. Forward-looking statements are typically identified by the use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "might," "plan," "predict," "project," "should," "will," and similar words, although some forward-looking statements are expressed differently. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from expectations include: the effect of global economic conditions; the effect (including possible increases in the cost of doing business) resulting from future war and terrorist activities or political uncertainties; the economic environment; the impact of increasing insurance costs; the impact of interest rate fluctuations; the effect of any change in our accounting policies or practices; the financial performance of our racing operations; the impact of gaming competition (including lotteries and riverboat, cruise ship and land-based casinos) and other sports and entertainment options in those markets in which we operate; the impact of live racing day competition with other Florida and Louisiana racetracks within those respective markets; costs associated with our efforts in support of alternative gaming initiatives; costs associated with Customer Relationship Management initiatives; a substantial change in law or regulations affecting pari-mutuel and gaming activities; failure to execute on our business strategies or resistance to our business strategies; a substantial change in allocation of live racing days; litigation surrounding the Rosemont, Illinois, riverboat casino; changes in Illinois law that impact revenues of racing operations in Illinois; the impact of an Indiana racetrack and its wagering facilities near our operations; our continued ability to effectively compete for the country's top horses and trainers necessary to field high-quality horse racing; our continued ability to grow our share of the interstate simulcast market; our ability to execute our acquisition strategy and to complete or successfully operate planned expansion projects; our ability to successfully complete any divestiture transaction; our ability to adequately integrate acquired businesses; market reaction to our expansion projects; the loss of our totalisator companies or their inability to provide us assurance of the reliability of their internal control processes through Statement on Auditing Standards No. 70 audits or to keep their technology current; the need for various alternative gaming approvals in Louisiana; our accountability for environmental contamination; the loss of key personnel; the impact of natural disasters, including Hurricanes Katrina, Rita and Wilma on our operations and our ability to adjust the casualty losses through our property and business interruption insurance coverage; any business disruption associated with a natural disaster and/or its aftermath; and the volatility of our stock price.

**CHURCHILL DOWNS INCORPORATED**
**CONDENSED CONSOLIDATED STATEMENTS OF NET LOSS**
**for the three months ended March 31,**
**(Unaudited)**
**(In thousands, except per common share data)**

|  | 2007 | 2006 |
|---|---|---|
| Net revenues | $ 47,842 | $ 36,093 |
| Operating expenses | 52,925 | 42,726 |
|  |  |  |
| Gross loss | (5,083) | (6,633) |
|  |  |  |
| Selling, general and administrative expenses | 9,825 | 10,767 |
| Insurance recoveries, net of losses | (784) | (997) |
|  |  |  |
| Operating loss | (14,124) | (16,403) |
|  |  |  |
| Other income (expense): |  |  |
| Interest income | 272 | 83 |
| Interest expense | (290) | (473) |
| Unrealized gain on derivative instruments | 204 | 204 |
| Miscellaneous, net | 160 | 348 |
|  | 346 | 162 |
|  |  |  |
| Loss from continuing operations before income tax benefit | (13,778) | (16,241) |
|  |  |  |
| Income tax benefit | 5,348 | 6,311 |
|  |  |  |
| Net loss from continuing operations | (8,430) | (9,930) |
|  |  |  |
| Discontinued operations, net of income taxes: |  |  |
| Earnings (loss) from operations | 421 | (343) |
| Loss on sale of business | (182) | - |
|  |  |  |
| Net loss | $ (8,191) | $ (10,273) |
|  |  |  |
| Basic and diluted net loss per common share: |  |  |
| Net loss from continuing operations | $ (0.63) | $ (0.76) |
| Discontinued operations | 0.02 | (0.03) |
| Net loss | $ (0.61) | $ (0.79) |
|  |  |  |
| Basic and diluted weighted average shares outstanding | 13,371 | 13,074 |

| | 2007 | 2006 |
|---|---:|---:|
| **Net revenues from external customers:** | | |
| Churchill Downs Racetrack | $ 3,296 | $ 3,238 |
| Arlington Park | 13,190 | 12,427 |
| Calder Race Course | 1,198 | 2,268 |
| Louisiana Operations | 29,479 | 17,073 |
| Total racing operations | 47,163 | 35,006 |
| Other investments | 121 | 455 |
| Corporate | 510 | 581 |
| Net revenues from continuing operations | 47,794 | 36,042 |
| Discontinued operations | 7,837 | 8,986 |
| | $ 55,631 | $ 45,028 |
| **Intercompany net revenues:** | | |
| Churchill Downs Racetrack | $ - | $ - |
| Arlington Park | - | - |
| Calder Race Course | 7 | 6 |
| Louisiana Operations | 230 | 23 |
| Total racing operations | 237 | 29 |
| Other investments | 96 | 100 |
| Eliminations | (285) | (78) |
| | 48 | 51 |
| Discontinued Operations | (48) | (51) |
| | $ - | $ - |
| **EBITDA:** | | |
| Churchill Downs Racetrack | $ (5,726) | $ (6,100) |
| Arlington Park | (2,090) | (1,952) |
| Calder Race Course | (2,572) | (3,323) |
| Louisiana Operations | 2,766 | 594 |
| Total racing operations (EBITDA) | (7,622) | (10,781) |
| Other investments | (905) | 317 |
| Corporate | (313) | (633) |
| Total EBITDA | (8,840) | (11,097) |
| Eliminations | 56 | 22 |
| Depreciation and amortization | (4,976) | (4,776) |
| Interest income (expense), net | (18) | (390) |
| Income tax benefit | 5,348 | 6,311 |
| Net loss from continuing operations | (8,430) | (9,930) |
| Discontinued operations, net of income taxes | 239 | (343) |
| Net loss | $ (8,191) | $ (10,273) |

**CHURCHILL DOWNS INCORPORATED**
**CONDENSED CONSOLIDATED BALANCE SHEETS**
**(Unaudited)**
**(In thousands)**

| | March 31, 2007 | December 31, 2006 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 27,627 | $ 20,751 |
| Restricted cash | 1,028 | 12,704 |
| Accounts receivable, net | 19,328 | 42,316 |
| Deferred income taxes | 6,274 | 6,274 |
| Income taxes receivable | 18,830 | 12,217 |
| Other current assets | 15,062 | 8,857 |
| Assets held for sale | - | 25,422 |
| Total current assets | 88,149 | 128,541 |
| | | |
| Plant and equipment, net | 342,054 | 336,068 |
| Goodwill | 53,528 | 53,528 |
| Other intangible assets, net | 15,940 | 16,048 |
| Other assets | 16,312 | 12,143 |
| Total assets | $ 515,983 | $ 546,328 |
| | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 14,900 | $ 21,476 |
| Purses payable | 10,009 | 18,128 |
| Accrued expenses | 33,854 | 40,781 |
| Dividends payable | - | 6,670 |
| Deferred revenue | 43,373 | 26,165 |
| Liabilities associated with assets held for sale | - | 13,671 |
| Total current liabilities | 102,136 | 126,891 |
| | | |
| Long-term debt | 13,919 | 13,393 |
| Other liabilities | 22,189 | 22,485 |
| Deferred revenue | 21,088 | 20,416 |
| Deferred income taxes | 13,064 | 13,064 |
| Total liabilities | 172,396 | 196,249 |
| | | |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Preferred stock, no par value; | | |
| 250 shares authorized; no shares issued | - | - |
| Common stock, no par value; 50,000 shares | | |
| authorized; issued: 13,463 shares March 31, | | |
| 2007 and 13,420 shares December 31, 2006 | 130,955 | 128,937 |
| Retained earnings | 212,632 | 221,142 |
| Total shareholders' equity | 343,587 | 350,079 |
| Total liabilities and shareholders' equity | $ 515,983 | $ 546,328 |